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                               January 25, 2024

       Brett C. Moody
       Chief Executive Officer
       Moody National REIT II, Inc.
       9655 Katy Freeway, Suite 600
       Houston, TX 77024

                                                        Re: Moody National REIT
II, Inc.
                                                            Schedule 14D-9
filed January 22, 2024
                                                            File No. 005-94072

       Dear Brett C. Moody:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule 14D-9 filed January 22, 2024; Exhibit (a)(1): Letter to Stockholders

       General

   1.                                                   Under Item 8 of the
Schedule 14D-9, we note the references to Section 27A of the
                                                        Securities Act of 1933
and Section 21E of the Securities Exchange Act of 1934 (the
                                                        "Exchange Act"). Note
that the safe harbor protections for forward-looking statements contained in those
federal securities laws do not apply to statements made in connection with a tender offer.
See Section 21E(b)(2)(C) of the Exchange Act and Regulation M-A
                                                        telephone
interpretation M.2, available at www.sec.gov in the July 2001 Supplement to the Division of
Corporation Finance   s Manual of Publicly Available Telephone
                                                        Interpretations. Please
delete the references or clarify that they are not applicable to the tender offer.
   2. We note the following disclosure on page 2 of the Letter to Stockholders: "Comrit expressly reserves the
right to amend the terms of the Offer, including by decreasing the
                                                        Offer Price or by
changing the number of Shares being sought or the type of
                                                        consideration, at any
time before the Offer expires. Please note that if Comrit decreases
 Brett C. Moody
Moody National REIT II, Inc.
January 25, 2024
Page 2
         the Offer Price and you already tendered your Shares, you would have to withdraw your tender prior to the expiration date of the Offer in order to avoid selling your Shares at the lower price." Please revise the disclosure to (i) avoid the implication that Comrit has expressly stated that it may decrease the Offer Price, which does not appear to be the case, and (ii) avoid the implication that a change in offer price, number of shares sought, or type of consideration would not require an extension of the offer period. For reference, see
         Rule 14e-1(b) of the Exchange Act and Comrit's disclosure at the bottom of page 8 in its offer to purchase.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to David Plattner at 202-551-8094.



FirstName LastNameBrett C. Moody                               Sincerely,
Comapany NameMoody National REIT II, Inc.
                                                               Division of
Corporation Finance
January 25, 2024 Page 2                                        Office of
Mergers and Acquisitions
FirstName LastName